Exhibit 99.1

14 February 2023

OKYO PHARMA LIMITED

(“OKYO” or “the Company”)

Allotment of Ordinary Shares and Total Voting Rights

OKYO Pharma Limited (LSE:OKYO; NASDAQ: OKYO) (the “Company”) today announces that pursuant to an agreement dated 1 February 2023 between the Company and TraDigital Marketing Group, LLC (“TraDigital Marketing”), in consideration for the provision of various consulting services by TraDigital Marketing (the “Services Agreement”), the Company has agreed to allot and issue 2,177,500 ordinary shares of no par value in the capital of the Company (the “Stock Fee Shares”).

Applications have been made to the Financial Conduct Authority (the “FCA”) for the Stock Fee Shares to be admitted to listing on the standard segment of the Official List maintained by the FCA and to trading on the main market for listed securities of London Stock Exchange plc. It is expected that admission will occur on or around 8.00 a.m. on 16 February 2023.

Total Voting Rights

Following the issue of the Stock Fee Shares, the Company’s issued share capital will consist of 1,417,217,968 ordinary shares in the capital of the Company, with voting rights. This figure may be used by shareholders in the Company as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the share capital of the Company under the FCA’s Disclosure Guidance and Transparency Rules. The Company does not hold any Ordinary Shares in treasury.

OKYO Pharma Limited	Gary S. Jacob Chief Executive Officer	+44 (0)20 7495 2379
Optiva Securities Limited Broker	Robert Emmet	+44 (0)20 3981 4173

Notes for Editors:

About OKYO

OKYO Pharma Limited (LSE: OKYO; NASDAQ: OKYO) is a life sciences company admitted to listing on NASDAQ and on the standard segment of the Official List of the UK Financial Conduct Authority and to trading on the main market for listed securities of London Stock Exchange plc. OKYO is focusing on the discovery and development of novel molecules to treat inflammatory dry eye diseases and chronic pain. For further information, please visit the Company’s website at www.okyopharma.com

About OK-101

OK-101 is a lipid conjugated chemerin peptide antagonist of the ChemR23 G-protein coupled receptor which is typically found on immune cells of the eye responsible for the inflammatory response. OK-101 was developed using a membrane-anchored-peptide (MAP) technology to produce a novel long-acting drug candidate for treating dry eye disease. OK-101 has been shown to produce anti-inflammatory and pain-reducing activities in mouse models of dry eye disease and corneal neuropathic pain; and is designed to combat washout through the inclusion of the lipid ‘anchor’ contained in the candidate drug molecule to enhance the residence time of OK-101 within the ocular environment.

About Dry Eye Disease

Dry eye disease is a multifactorial disease that results in ocular discomfort and tear film instability that can lead to ocular surface damage. It is often a chronic problem, particularly in older adults, and is expected to become even more prevalent with the aging population and increased use of digital screens such as computers and smart phones. Despite new product approvals, dry eye disease remains a significant unmet medical need and is one of the leading causes for patient visits to eye care specialists. Novel therapies that improve the signs and symptoms of dry eye disease will be beneficial to dry eye patients.